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                               EXHIBIT (a)(3)
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                          BFX HOSPITALITY GROUP, INC.

                         226 Bailey Avenue, Suite 101
                            Fort Worth, Texas 76107
                                (817) 332-4761

Dear Fellow Stockholder,

     You are cordially invited to attend a special meeting of stockholders of BFX Hospitality Group, Inc., a Delaware corporation (the "Company"), to be held in the Longhorn Room of the Stockyards Hotel, 109 East Exchange Avenue, Fort Worth, Texas, on ___________, 2000 at 10:00 o'clock a.m. (C.S.T.) (including any adjournment or postponement, the "Special Meeting").

     Throughout the Special Meeting, you will be asked to consider and vote upon a proposal to approve the merger (the "Merger") of the Company with and into American Hospitality, LLC, a Delaware limited liability company ("American"), with American continuing as the Surviving Company (the "Surviving Company"), pursuant to an Agreement and Plan of Merger dated as of August 11, 2000 (the "Merger Agreement"), by and between the Company, American and Hospitality Concepts, LLC, a Delaware limited liability company ("Hospitality"), which owns all of the outstanding units of American. A copy of the Merger Agreement is attached to the accompanying proxy statement as Appendix I.

     Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of common stock, $.05 par value, of the Company ("Common Stock") outstanding immediately before the Effective Time, including each associated right to purchase shares upon certain events occurring under the Company's Rights Agreement (other than shares held by the Company or any of its subsidiaries as treasury stock and shares held by dissenting stockholders who have validly exercised and perfected their rights under Delaware law) will be converted into the right to receive $2.25 in cash (the "Merger Consideration"). All of the outstanding ownership units of American are presently owned, and after the Effective Time will continue to be owned, by Hospitality.

     As of ___________, 2000 (the "Record Date"), Robert H. McLean and the other management members of the Company who constitute the owners of Hospitality (the "Management Group") beneficially owned 1,141,914 shares of Common Stock, (representing approximately 25.95% of the outstanding Common Stock).

     Pursuant to the Delaware General Corporation Law, the affirmative vote of holders of a majority of the issued and outstanding shares of Common Stock is required to approve the Merger Agreement. Each share of Common Stock is entitled to one vote on each matter to be acted upon or which may properly come before the Special Meeting. It is anticipated that the members of the Management Group and their spouses will vote the 1,141,914 shares of Common Stock held of record by them, representing approximately 25.95% of the outstanding Common Stock, in favor of the Merger. In addition, it is anticipated that the members of the board of directors of the Company (the "Board") who are not members of the Management Group will vote the 285,805 shares of
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Common Stock held of record by them, representing approximately 6.49% of the outstanding Common Stock, in favor of the Merger.

     Hospitality was formed to enable members of the Management Group to acquire indirectly, through the Merger, the Company. At the Effective Time, the members of the Management Group will own beneficially and of record all outstanding units of Hospitality, which owns all of the outstanding units of American, as the Surviving Company.

     If the Merger is consummated, the Board will take all actions necessary to vest and make exercisable as of the Effective Time all outstanding options, whether vested or not, and the Company shall give written notice to the holder of each option of the acceleration and exercisability of the options as of the Effective Time in accordance with the relevant plan. Each option holder shall be paid by Hospitality at the Effective Time the difference between $2.25 and the exercise price for such options.

     Due to the inherent conflicts of interest related to the Merger, the Board appointed an independent committee of the Board (the "Independent Committee") comprised of three of the directors of the Company, John M. Edgar, Bruno D'Agostino and Russell J. Sarno, who are neither officers of the Company nor members of the Management Group, to review, evaluate and negotiate the terms of the proposed Merger and to make a recommendation to the Board concerning the proposed Merger. The Independent Committee retained two financial advisors, Sanders Morris Harris, Inc. of Houston, Texas and George K. Baum & Company of Kansas City, Missouri ("the Financial Advisors") to render fairness opinions. On August 11, 2000, each of the Financial Advisors delivered its written opinion to the Board, after having already delivered its written opinion to the Independent Committee, to the effect that the Merger Consideration of $2.25 in cash per share of Common Stock to be received in the Merger by the Company's stockholders was, as of that date, fair, from a financial point of view, to the stockholders of the Company who are not members of the Management Group. Copies of the Financial Advisors' written opinions are attached as Appendix II and Appendix III, to the accompanying proxy statement. You are urged to read the opinions in their entirety for a description of the assumptions made, the matters considered and the procedures followed by the Financial Advisors.

     For the reasons set forth in the attached proxy statement, upon the recommendation of the Independent Committee, the Company's seven member Board (not including the three interested directors who excused themselves from the meeting) has unanimously determined that the proposed Merger is in the best interests of the Company and its stockholders, approved the terms of the Merger Agreement and recommended that the Merger Agreement be approved and adopted by the stockholders of the Company. THE BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     Attached is a Notice of Special Meeting of Stockholders and a proxy statement containing a discussion of the background of, reasons for and terms of the Merger. You are urged to read this material carefully. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY USING THE ENCLOSED PRE-ADDRESSED, POSTAGE-PAID, RETURN ENVELOPE. FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST

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THE MERGER AGREEMENT. If you attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

                              Very truly yours,




                              Robert H. McLean
                              Chairman of the Board and President